Employment Agreement

1.	Term
2.	Duties
3.	Remuneration
4.	Non-disclosure
5.	Ownership of Documents and Records
6.	Ownership of Rights
7.	Acknowledgement
8.	Notification of Claims
9.	Good Faith
10.	Termination
11.	General

THIS EMPLOYMENT AGREEMENT dated for reference April 26, 2007.

BETWEEN:

BCM RESOURCES CORPORATION a company incorporated under the law of British Columbia with its office at 1814 - 1177 West Hastings St., Vancouver, British Columbia, V6E 2K3

(the “Company”)

AND:

DALE MCCLANAGHAN, of 4150 West 14th Street, Vancouver, B.C.,V6R 2X5

(the “McClanaghan”)

WHEREAS

A.

The Company entered into an employment agreement with McClanaghan on July 1, 2005 amended August 31, 2006, whereby he provides services to the Company as President and CEO of the Company, and the Company agreed to pay the him $2,500 per month for a term ending August 31, 2007;

B.	The Company wishes to enter into a revised agreement with McClanaghan so that the compensation paid by the Company is increased to $5,000 per month and the term is extended to August 31, 2008.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained, the parties agree as follows:

1.	Term

1.1

Effective as of March 1, 2007 and continuing until August 31, 2008 (the “Management Period”) the Company agrees to employ McClanaghan as its President and Chief Executive Officer and McClanaghan agrees to enter the employment of the Company as such. McClanaghan shall provide such management services to the Company as provided for herein and as it may request from time to time at the rate hereinafter specified. The period of time from the effective date of this Agreement until the end of the period is called the “Term”.

2.	Duties

2.1

During the Management Period, McClanaghan shall, subject always to the direction and policies of the board of directors of the Company (or such person as the board may designate from time to time), perform all such acts as are necessary to properly and efficiently manage the operations of the Company. It is acknowledged herein that McClanaghan is not restricted to providing a certain number of hours of service and will be engaged in numerous other management activities.

3.	Remuneration

3.1	During the Management Period, the remuneration payable monthly to McClanaghan or a holding company as McClanaghan shall decide, by the Company shall be $5,000 per month.

4.	Non-disclosure

4.1

McClanaghan covenants and agrees that he will not, directly or indirectly, whether as owner, shareholder, director, agent, officer, employee, consultant, independent contractor or in any other capacity whatsoever, of a corporation, partnership or proprietorship:

(a)	make use of Confidential Information (as hereinafter defined), except to the extent that such use is pursuant to his duties as an employee of the Company;

(b)	disclose Confidential Information, in whole or in part, to any person or entity, except to the extent that such disclosure is pursuant to his duties as an employee of the Company.

As used in this Agreement, the term “Confidential Information” shall mean information disclosed to, used by, developed by or known to McClanaghan in the course of conducting the business operations of the Company and in the course of his employment with the Company, including but not limited to, all oral and written information concerning the operation of the Company and its services and products (including any of the Company’s policies or operation manuals; know-how or trade secrets of the Company; names of customers of the Company and customer lists of the Company; any documents, brochures, illustrations, designs, programs, software, techniques, forms, sales methods and similar items used by the Company; and the information treated as proprietary by the Company and disclosed to McClanaghan or developed or generated by McClanaghan, including, but not limited to, information related to the organizational structure of the Company, operations, business plans, technical projects, pricing data, production costs, research data or results, inventions or other work product developed by the Company).

4.2	The restrictions set out in section 4.1 on the disclosure and use of Confidential Information shall not apply to:

(a)	any information which is, at the commencement of the term of this Agreement or at some later date, publicly known under circumstances involving no breach of this Agreement;

(b)

disclosure of Confidential Information where such disclosure is required by law, court order, court proceedings or the rules of policies of any stock exchange or government or regulatory authority having jurisdiction in the matter; or

(c)	disclosure of Confidential Information where such disclosure is consented to in writing by the Company.

5.	Ownership of Documents and Records

5.1

All documents, software, records, work papers, notes, memoranda and similar records of or containers of Confidential Information made or compiled by McClanaghan at any time or made available to McClanaghan at any time during his employment by the Company (whether before the effective date of this Agreement or thereafter or during the term) including all copies thereof, shall be the property of the Company and belong solely to it, and shall be held by McClanaghan solely for the benefit of the Company and shall be delivered to the Company by McClanaghan upon termination of McClanaghan’s employment with the Company or at any other time upon request by the Company.

6.	Ownership of Rights

6.1

McClanaghan shall during the Term disclose promptly to the Company in writing all ideas, inventions, formulae and discoveries related to the Company’s Business, whether or not conceived or developed during working hours or upon the business premises of the Company. McClanaghan acknowledges that those ideas, inventions, formulae and discoveries shall be the property of the Company, which shall have the exclusive right to any patents, trademarks, copyrights, licenses or any other protection which may be issued thereon or which may arise with respect thereto. McClanaghan assigns to the Company all McClanaghan’s right, title and interest in such ideas, inventions and discoveries and all McClanaghan’s right, title and interest in any patent, copyright, trademark, licence or other protection which may be issued or which may arise with respect thereto. McClanaghan shall execute and deliver all such instruments as the Company may require in order to establish and protect its rights of ownership in any patent, copyright, trademark, licence or other protection referred to herein.

7.	Acknowledgement

7.1

McClanaghan acknowledges that the obligations contained in Articles 4, 5 and 6 are in addition to all other duties and obligations owed by him to the Company as a result of his fiduciary position with the Company both before and after the commencement of the Term, all of which duties shall continue in full force and effect.

8.	Notification of Claims

8.1

McClanaghan shall promptly notify the Company of any suit, proceeding or other action commenced or taken against the Company or of any fact or circumstances of which McClanaghan is aware which may reasonably form the basis of any suit, proceeding or action against the Company.

9.	Good Faith

9.1

McClanaghan shall as President and Chief Executive Officer of the Company, owe a duty of good faith and honesty to the Company and shall use his best efforts to perform his duties competently and efficiently, subject always to the direction of the Company’s board of directors or their designate.

10.	Termination

10.1	This Agreement may be terminated by the Company before the end of the term only if entitled at law to terminate McClanaghan for just cause.

10.2	McClanaghan’s obligations under Articles 4, 5 and 6 shall survive termination of this Agreement.

10.3	This Agreement shall terminate upon the death of McClanaghan.

11.	General

11.1	This Agreement shall be governed by and construed in accordance with the law of British Columbia and the parties agree to attorn to the exclusive jurisdiction of the courts of British Columbia.

11.2	This Agreement is personal to McClanaghan and may not be assigned by McClanaghan.

11.3

All notices, demands and payments required or permitted to be given hereunder shall be in writing and may be delivered personally or by facsimile transmission to the address written above. Any notice delivered personally shall be deemed to have been given and received at the time of delivery. Any notice given by facsimile transmission as aforesaid shall be deemed to have been given and received on the expiration of 24 hours after it is transmitted to the facsimile number below:

[604-646-0142]

or at such other address or addresses or facsimile number as may from time to time be notified in writing by the parties.

11.4

Each of the parties covenants and agrees to execute such further and other documents and instruments and to do such further and other things as may be necessary to implement and carry out the intent of this Agreement.

11.5

No condoning, excusing or waiver by any party of any default, breach or non-observance by any other party at any time or times in respect of any covenant, proviso or condition herein contained shall operate as a waiver of that party’s rights hereunder in respect of any continuing or subsequent default, breach or non-observance, or so as to defeat or affect in any way the rights of that party in respect of any such continuing or subsequent default, breach or non-observance, and no waiver shall be inferred from or implied by anything done or omitted to be done by the party having those rights.

11.6	The headings to this Agreement are inserted for convenience of reference only and shall not be used to interpret this Agreement.

11.7	Except as expressly stipulated in this Agreement, any and all previous agreements, written or oral, between the parties pertaining to the relationship of McClanaghan to the Company are terminated.

IN WITNESS WHEREOF the parties have set their hands and seals as at the date first above written.

SIGNED, SEALED AND DELIVERED	)
BY DALE MCCLANAGHAN in the presence	)
of:	)
Signed	)	“Dale McClanaghan”
Signature of Witness	)	Dale McClanaghan
)

Name and Address

SIGNED, SEALED AND DELIVERED BY	)
BCM RESOURCES CORPORATION	)
by its authorized signatory:	)
)
“Signed”	)
Signature	)
)

Name and Address